
SEC MAIL
RECEIVED
PROCESSING
OCT 2 2 2007
WASH. D.C.
161
SECTION

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:


07076197

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101 (b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Tyler Resources Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Mercator Minerals Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

90224J109
(CUSIP Number of Class of Securities (if applicable)

PROCESSED
NOV 26 2007
THOMSON
FINANCIAL

Jean Pierre Jutras, President and Chief Executive Officer
Tyler Resources Inc.
#500, 926 - 5th Ave. S.W.
Calgary, Alberta T2P 0N7
Tel. (403) 269-6753

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 19, 2007 (date of announcement of planned offer)

(Date Tender Offer/Rights Offering Commenced)

Part I. – INFORMATION SENT TO SECURITY HOLDERS

Mercator Minerals Ltd. press release dated October 19, 2007


MERCATOR MINERALS LTD.

MERCATOR MINERALS ANNOUNCES INTENTION TO OFFER TO ACQUIRE TYLER RESOURCES

TRADING SYMBOL: TSX – ML

Vancouver, B.C. – October 19, 2007 – Mercator Minerals Ltd. ("Mercator") (TSX: ML) today announced that it intends to make an offer to acquire all of the outstanding shares of Tyler Resources Inc. ("Tyler") (TSX-V: TYS) in exchange for shares of Mercator equal to a total consideration of C$1.00 per Tyler share. Under the offer, Tyler shareholders would receive 0.113 of a Mercator share for each Tyler share based on Mercator's volume weighted average share price of C$8.84 on the TSX for the 20 trading days ended October 18, 2007. The share consideration represents a premium of approximately 35% over Tyler's closing share price on October 18, 2007 and over Tyler's volume weighted average share price on the TSX-V for the 20 trading days ended October 18, 2007.

Commenting on the transaction, Mike Surratt, President and Chief Executive Officer of Mercator said "The strong merits of the proposed transaction compelled us to announce our intended offer to the shareholders of Tyler. The combination of Mercator and Tyler makes sense from a strategic and geographic perspective and we believe that the proposed combination is a creative way to unlock value for all shareholders involved. Despite considerable development, mining, and mineral processing risk, we believe Tyler's Bahuerachi project is an excellent complement to Mercator and one that we believe our mining and mineral processing teams can see through to production. We plan to accelerate Bahuerachi to feasibility and bring it on stream very early in the next decade. Our offer would give Tyler shareholders an immediate lift, and the opportunity to participate in the upside with an aggressive, growing mid-tier base metal producer."

The combined company would offer a solid foundation of Mercator's operating SX/EW copper mine with expanding near term copper and molybdenum production and Tyler's pipeline of development and exploration projects.

Highlights and Strategic Benefits

Well structured and financed

- The combined company would have approximately 89 million basic shares issued and approximately 100 million fully diluted shares outstanding, assuming Mercator acquires all of the outstanding shares of Tyler under the offer and assuming the conversion or exercise only of the currently outstanding options, warrants or other convertible securities of Tyler that have a conversion or exercise price lower than C$1.00 per share


MERCATOR MINERALS LTD.

- Mercator has a cash balance of approximately US$130.0 million as at June 30, 2007 and Tyler had a cash balance of approximately C$9.8 million as at April 30, 2007
- Current Mercator cash flow from operations of approximately US$2.2 million per month
- Mercator expects to finance most of the Bahuerachi project from free cash flow produced from the Mineral Park mine

Production growth through to 2009

- 2007 SX/EW copper production estimated to be approximately 12 million pounds from Mercator's Mineral Park mine
- Copper – molybdenum expansion project underway at Mercator's Mineral Park mine
- Full capacity at Mineral Park expected to be reached in 2009; estimated average annual production over the first 10 years from Mineral Park of approximately 56.4 million pounds of copper, 10.3 million pounds of molybdenum and 600,000 ounces of silver, based on Mercator's Technical Report dated December 29, 2006

Attractive resource base to underpin future growth

Mineral Park (as at December 2006)

Proven reserves of approximately 430.7 million tons grading 0.14% copper, 0.040% molybdenum and 0.08 oz per ton silver, and probable reserves of approximately 89.7 million tons grading 0.11% copper, 0.036% molybdenum and 0.07 oz/ton silver, using long term commodity prices of US$1.40 per pound copper, US$7.50 per pound molybdenum and US$7.50 per ounce silver, for a total of 520 million tons of proven and probable reserves, with contained metal of more than:

- 1.36 billion pounds of copper, from mill reserves and heap leach reserves
- 343 million pounds of molybdenum, from mill reserves
- 35 million ounces of silver, from mill reserves

Bahuerachi Preliminary Economic Assessment (PEA) completed in September 2007

In Tyler's press release dated September 27, 2007, Tyler reported that "[t]he total tonnage and grade of the resource base included in the PEA at this time consisted of 238,317,000 tonnes of measured and indicated resources (91%), and 12,254,000 tonnes of Inferred resources (9%) at an average grade of 0.425% copper, 0.926% zinc, 0.0081% molybdenum, 0.04 g/t gold and 4.95 g/t silver", with metal contained in concentrates of approximately (as described in the "Technical Report Summary, Bahuerachi Project, Preliminary Economic Assessment Report, Chihuahua State, Mexico" prepared by Independent Mining Consultants, Inc. dated



September 2007 disclosed on Tyler's website) (note: information as to the breakdown of applicable grades for each of the resource categories separately is not available in the press release or the technical report summary):

- 2.11 billion pounds of copper
- 163,000 ounces of gold
- 31.9 million ounces of silver
- 26.8 million pounds of molybdenum
- 3.58 billion pounds of zinc

Bahuerachi, prior to the PEA

In Tyler's press release dated May 23, 2007, Tyler reported 524 million tonnes of measured and indicated resources grading 0.4% copper, 0.55% zinc, 0.008% molybdenum, 4.03 g/t Ag and 0.03 g/t Au, with a 0.2% copper cutoff grade, with contained metal of approximately:

- 4.56 billion pounds of copper
- 6.30 billion pounds of zinc
- 96.2 million pounds of molybdenum
- 68.0 million ounces of silver
- 551,000 ounces of gold

Experienced management to build the projects, continue exploration at Bahuerachi

- Mercator brings strong mine development, mine financing, and construction expertise, having successfully started and raised over C$145 million to expand Mineral Park
- Strong expected cash flows from Mercator and pro-forma financial strength to enable the build-out of Tyler's Bahuerachi project
- Tyler has identified substantial potential in the Bahuerachi area, providing the opportunity for more discoveries

Mercator Expansion of Moly-Copper Operations, Construction Underway

- 50,000 tpd two phase expansion at Mineral Park will add milling copper – moly ore to the SX/EW copper output
- Phase One expected to be complete in Q2, 2008 is expected to bring milling ore to 25,000 tpd
- Phase Two expected to be complete in Q1, 2009 is expected to bring milling ore to 50,000 tpd
- Estimated project after tax NPV at an 8% discount rate of US$428 million using conservative long term prices of US$1.53 per pound copper, US$10.16 per pound


MERCATOR MINERALS LTD.

molybdenum and US$7.50 per ounce silver, based on Mercator's Technical Report dated December 29, 2006

- Expected mine life – 25 years
- Expansion expected to be fully financed by combining Mercator's current cash on hand of US$130 million with cash flow from operations

Bahuerachi PEA

- In Tyler's press release dated September 27, 2007, Tyler reported that "[a]t conservative Base-Case long term metal price assumptions of US $1.50/lb copper, $0.80/lb zinc, $15.00/lb molybdenum, $500.00/Oz gold and $10.00/Oz silver, the project has been estimated to be able to produce on a life-of-mine ("LOM") basis a yearly average of 183.76 million pounds of copper, 311.26 million pounds of zinc, 2.33 million pounds of molybdenum, 2.77 million ounces of silver and 14,180 ounces of gold for 12 years on the assumption of a 60,000 tonne per day milling operation. Total capital costs on a LOM basis have been estimated at US$619.25 million, with a Base-Case capital payback period occurring during production year 4. Using August 2007 three year backward average metal prices of US$2.43/Lb copper, $1.10/lb zinc, $30.85 molybdenum, $10.00/Oz silver and $544/Oz gold, capital payback period would occur during production year 2."

Additional Details of the Offer

Mercator expects to mail a formal offer and take over bid circular to the shareholders of Tyler in accordance with applicable securities laws. The formal offer and takeover bid circular will include full details regarding the Tyler offer, including a complete description of the conditions to the offer. The offer is expected to remain open for acceptance for 35 days following the mailing date.

To complete the transaction, Mercator would issue approximately 15 million new common shares to Tyler shareholders, assuming all of the outstanding shares of Tyler are tendered to the offer and assuming the conversion or exercise only of the currently outstanding options, warrants or other convertible securities of Tyler that have a conversion or exercise price lower than C$1.00 per share. On an issued basis, the pro rata shareholdings are anticipated to be approximately: 84% existing Mercator shareholders, 16% existing Tyler shareholders.

No Mercator shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States, unless Mercator is satisfied that such Mercator shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended, and the securities laws of the relevant U.S. state or other local jurisdiction, or on a basis otherwise


MERCATOR MINERALS LTD.

determined to be acceptable to Mercator in its sole discretion. Ineligible Tyler shareholders who would otherwise receive Mercator shares in exchange for their Tyler shares may, at the sole discretion of Mercator, have such Mercator shares issued on their behalf to a selling agent, which shall, as agent for such Tyler shareholders, sell such Mercator shares on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable withholding taxes, delivered to such Tyler shareholders.

The offer will be subject to a number of conditions, including without limitation absence of adverse material changes, receipt of all necessary regulatory approvals and a minimum of 66 2/3% of Tyler shares being tendered.

Investor and Analyst Conference Call

The investment community is invited to participate in Mercator's conference call as follows:

Friday, October 19, 2007 at 11 a.m. (PDT)
Toll Free (North America): (866) 249-1964
Local/International: (604) 677-8677

The presentation that corresponds with the conference call is available via the Internet by visiting www.mercatorminerals.com.

The conference call and all questions and answers will be recorded and made available until October 26, 2007. To listen to the recording, call (877) 289-8525 or (416) 640-1917 and enter pass code 21250979#.

The conference call will be web cast live as well as for on-demand listening at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2055240 the Company's website. Listeners may access the call through the "conference calls" link in the investor relations section of the site.

About Mercator Minerals Ltd.

Mercator is a copper producer that owns and operates the Mineral Park copper mine in Arizona, with a corporate strategy focused on maximizing the production potential of the Mineral Park copper-molybdenum deposit and growing through mergers and acquisitions. The Company has filed a technical report supporting the expansion of increased copper production plus molybdenum and silver production. Jim Tompkins, P.Eng., Mercator's independent mining engineer, a Qualified Person as defined by National Instrument 43-


MERCATOR MINERALS LTD.

101, supervised the preparation of and verified the Mercator technical information contained in this release.

About Tyler Resources Inc.

Tyler is a Canadian junior exploration company focused on base and precious metals exploration in Mexico. Tyler's primary project is the Bahuerachi property in Northwestern Mexico, in the state of Chihuahua. As part of its ongoing drill program, Tyler has now drilled in excess of 51,000 meters of combined diamond and reverse circulation drilling since 2004.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: *"Michael L. Surratt"*
Michael L. Surratt,
President

For further information, contact:

MERCATOR MINERALS LTD.

Marc LeBlanc, VP Corporate Development & Corporate Secretary, Tel: (604) 981-9661 or (604) 716-5582; Fax: (604) 960-9661; Email: mleblanc@mercatorminerals.com.

Information Concerning Mineralization and Resources

Unless otherwise indicated, all resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System in compliance with Canadian securities laws, which differ from the requirements of United States securities laws. Without limiting the foregoing, this news release uses the terms "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission ("SEC") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.


MERCATOR MINERALS LTD.

Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this news release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Information Concerning Tyler

Except as otherwise indicated, information concerning Tyler contained in this news release has been taken from or is based upon publicly available documents and records on file with the Canadian securities regulatory authorities and other public sources. Tyler has not reviewed this news release and has not confirmed the accuracy and completeness of the information in respect of Tyler contained herein. Although Mercator has no knowledge that would indicate that any statements contained herein concerning Tyler taken from or based upon such documents and records are untrue or incomplete, neither Mercator nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Tyler's financial statements, or for any failure by Tyler to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Tyler.

In Tyler's September 27, 2007 press release, Tyler advised that "[a] copy of the [Independent Mining Consultants] PEA executive summary will be available on the Tyler website shortly outlining the details of the pricing and cost assumptions inputs, calculations, metal recovery assumptions and mining phases used in this first economic evaluation of the Bahuerachi Deposit's potential. A full report of the PEA study as per the requirements of National Instrument 43-101 is expected to be filed on SEDAR within 45 days." Tyler further advised that "[t]he PEA study was based on the latest resource calculation as released by Tyler in May 2007. The minimum required for the reclassification of mineral resources to the reserve category being the completion of a pre-feasibility level study, the reader is cautioned that under National Instrument 43-101, the mineral resources that are not mineral reserves are not considered to have demonstrated economic viability. The purpose of the PEA is to perform an economic analysis of the potential viability of a mineral resource taken at an early stage of the project, prior to the completion of a preliminary feasibility study."


MERCATOR MINERALS LTD.

Forward Looking Information

This news release contains forward looking statements of Mercator, being statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Tyler by Mercator, the potential benefits thereof and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. This news release also contains forward looking statements of Tyler, which are derived from publicly available documents. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from Mercator's or Tyler's expectation are in the documents filed by Mercator and Tyler, respectively, from time to time with the Toronto Stock Exchange, the TSX Venture Exchange and provincial securities regulators, most of which are available at www.sedar.com. Mercator disclaims any intention or obligation to revise or update such statements.

The following factors, among others, related to the proposed acquisition of Tyler, the potential benefits thereof and future plans, projections and objectives could cause actual results of developments to differ materially from the results or developments expressed or implied by forward looking statements: the Mercator shares issued in connection with the offer may have a market value lower than expected; the businesses of Mercator and Tyler may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; the expected combination benefits from the acquisition of Tyler may not be fully realized by Mercator or may not be realized within the expected time frame; Mercator cannot determine the number of Tyler shareholders who may accept the Tyler offer; Mercator may not acquire one-hundred percent of the shares of Tyler; and the possible delay in the completion of the steps required to be taken for the acquisition of Tyler and the ultimate combination of Mercator and Tyler.

Notice to U.S. Shareholders of Tyler

The offer, if and when made, will be made for the securities of a Canadian issuer and by a Canadian issuer that is permitted to prepare the offer and circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements to be included or incorporated by reference in the offer and circular will be prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing


MERCATOR MINERALS LTD.

and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Mercator is incorporated under the laws of Canada, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that some or all of the dealer managers for the offer and some or all of the experts named in the offer and circular may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Mercator and said persons may be located outside the United States.

You should be aware Mercator may purchase securities otherwise than under the offer, such as in open market or privately negotiated purchases.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Part II. – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

Part III. – CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form CB, the person furnishing this Form will file with the Commission a written irrevocable consent and power of attorney on Form F-X.

Part IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCATOR MINERALS LTD.



Marc LeBlanc
VP Corporate Development
& Corporate Secretary

October 19, 2007

END